UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.   )*

Knightsbridge Tankers Limted
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G5299G106
(CUSIP Number)

Georgina Sousa Golden Ocean Group Limited Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road Hamilton HM 08 Bermuda (441) 295-6935
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Golden Ocean Group Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

2,438,199

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

2,438,199

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,438,199

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

2,438,199

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

2,438,199

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,438,199

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

2,438,199

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

2,438,199

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,438,199

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John Fredriksen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

2,438,199*

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

2,438,199*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,438,199*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14.	TYPE OF REPORTING PERSON

IN

_________________
* Mr. Fredriksen may be deemed to beneficially own 2,438,199 shares of common stock, par value $0.01 per share (the "Common Shares"), of Knightsbridge Tankers Limited (the "Issuer") through his indirect influence over Hemen Holding Limited ("Hemen") and Greenwich Holdings Limited ("Greenwich"), the shares of which are held in trusts (the "Trusts"). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 2,438,199 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 2,438,199 Common Shares.

CUSIP No.	G5299G106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

-0-

8.	SHARED VOTING POWER

2,438,199

9.	SOLE DISPOSITIVE POWER

-0-

10.	SHARES DISPOSITIVE POWER

2,438,199

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,438,199

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G5299G106

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share, (the "Common Shares") of Knightsbridge Tankers Limited, a Bermuda corporation (the "Issuer").  The principal executive office and mailing address of the Issuer is Par-La-Ville place, 14 Par-La-Ville Road, Hamilton HM 08 Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of:

(i) Golden Ocean Group Limited, a Bermuda corporation ("Golden Ocean"); (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); (iii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"); (iv) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen"); and (v) C.K. Limited, a Jersey company.

Golden Ocean, Hemen, Greenwich, Mr. Fredriksen and C.K. Limited are collectively referred to as the "Reporting Persons." Greenwich is the sole shareholder of Hemen.  Hemen is the principal shareholder of Golden Ocean.  Mr. Fredriksen may be deemed indirectly to have influence over Greenwich and Hemen and is the Chairman, President and a Director of Golden Ocean. C.K. Limited also indirectly controls Greenwich and Hemen and is the trustee of the Trust, the beneficiaries of which are certain members of Mr. Fredriksen's family.

(a., b., c. and f.) (i) The address of Golden Ocean's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.  The principal business of Golden Ocean is as an international dry bulk shipping company based in Bermuda, mainly operating in the Capesize and Panamax market segments.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Golden Ocean is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Golden Ocean. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen	Chairman and President
Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus Mr. Fredriksen is also the Chairman, Chief Executive Officer, President and Director of Seadrill Limited, an international offshore drilling company, Golar LNG Limited, an owner and operator of LNG carriers and Frontline Ltd., an international shipping company engaged primarily in transporting crude oil and oil products. Mr. Fredriksen is a citizen of Cyprus.

Tor Olav Trøim	Director and Vice President
Mr. Trøim's principal business address c/o Frontline Ltd., Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Mr. Trøim also serves as a Director and Vice President of Seadrill Limited. Mr. Trøim is a citizen of Norway.

Kate Blankenship	Director
Ms. Blankenship's principal business address is c/o Frontline Ltd., Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Blankenship serves as the chairperson of Golden Ocean's audit committee.  Ms. Blankenship also serves as a Director of Frontline Ltd., Golar LNG Ltd., Ship Finance International Limited, Knightsbridge Tankers Limited, Seadrill Limited and Golden Ocean Management AS. Ms. Blankenship is a citizen of the United Kingdom.

Cecile Fredriksen	Director
Ms. Fredriksen's principal business address is c/o Ship Finance International Limited, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Ms. Fredriksen also serves as a Director of Ship Finance International Limited and is currently employed by Frontline Corporate Services in London and serves as a director of Aktiv Kapital ASA. Ms. Fredriksen is a citizen of Norway.

Hans Christian Børresen	Director
Mr. Børresen's principal business address is Christian Frederiks plass 4, 0154 Oslo, Norway.  Mr. Børresen's present principal occupation is the managing director of Ring Eindomsmegling, a real estate broking company and his Mr. Børresen is a citizen of Norway.

Herman Billung	Director and Chief Executive Officer of Golden Ocean Management AS
Golden Ocean Management AS is a wholly owned subsidiary of Golden Ocean, and its principal business is the commercial management of Golden Ocean's shipowning subsidiaries, including chartering and insurance. Mr. Billung's principal business address is c/o Golden Ocean Management AS, Bryggegata 3, P.O.Box 2005-Vika 0125 Oslo, Norway.  Mr. Billung is a citizen of Norway.

Birgitte Ringstad Vartdal	Director and Chief Financial Officer of Golden Ocean Management AS	Ms. Vartdal's principal business address is c/o Golden Ocean Management AS, Bryggegata 3, P.O.Box 2005-Vika 0125 Oslo, Norway. Ms. Vartdal is a citizen of Norway.

(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Kyriakos Kazamias	Director	Mr. Kazamias' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Costas Pallaris	Director	Mr. Pallaris' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Pallaris is a citizen of Cyprus.

(iii) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iv) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Golden Ocean Limited and Frontline Ltd. Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.

(v) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Timothy Nichloas Scott Warren	Director	Mr. Warren's principal business address is Channel House, Green Street, St Helier, Jersey . Mr. Warren is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St Helier, Jersey. Mr. Brewer is a citizen of Jersey.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In July 2010, Golden Ocean agreed to sell the Golden Future to the Issuer for a sale price of $72.0 million, which consisted of cash in the amount of $47.0 million and 1,464,515 restricted Common Shares.

In October 2010, Golden Ocean agreed to sell the Golden Zhejiang to the Issuer for a sale price of $65.0 million, which consisted of cash in the amount of $47.0 million and 973,684 restricted Common Shares.

No additional consideration was paid for these Common Shares. None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Shares for investment purposes. The Reporting Persons evaluate their investment in the Common Shares on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons have been in contact, and may in the future be in contact with the Issuer regarding alternatives that the Issuer could employ to increase shareholder value, including transactions which may result in the Reporting Persons combining with or acquiring control of the Issuer.

The Reporting Persons reserve the right to effect transactions that would change the number of Common Shares it may be deemed to beneficially own, including the acquisition or disposition of the Common Shares of the Issuer.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) According to the Issuer's final prospectus supplement that was filed with the U.S. Securities and Exchange Commission (the "Commission") on September 30, 2010 and a Form 6-K that was filed with the Commission on October 12, 2010, there were 24,425,699 Common Shares issued and outstanding as of October 12, 2010.  Based on the foregoing the Reporting Persons report beneficial ownership of the following Common Shares:

Golden Ocean may be deemed to beneficially own 2,438,199 Common Shares, representing approximately 10.0% of the outstanding Common Shares.  Golden Ocean has the sole power to vote 0 Common Shares and the shared power to vote 2,438,199 Common Shares.  Golden Ocean has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,438,199 Common Shares.

Hemen may be deemed to beneficially own 2,438,199 Common Shares, representing approximately 10.0% of the outstanding Common Shares. Hemen has the sole power to vote 0 Common Shares and the shared power to vote 2,438,199 Common Shares. Hemen has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,438,199 shares of Common Stock.

Greenwich may be deemed to beneficially own 2,438,199 Common Shares, representing approximately 10.0% of the outstanding Common Shares.  Greenwich has the sole power to vote 0 Common Shares and the shared power to vote 2,438,199 Common Shares. Greenwich has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,438,199 Common Shares.

Mr. Fredriksen may be deemed to beneficially own 2,438,199 shares of Common Stock, representing approximately 10.0% of the outstanding shares of Common Stock. Mr. Fredriksen has the sole power to vote 0 Common Shares and the shared power to vote 2,438,199 Common Shares. Mr. Fredriksen has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,438,199 Common Shares.

C.K. Limited may be deemed to beneficially own 2,438,199 shares of Common Stock, representing approximately 10.0% of the outstanding shares of Common Stock. C.K. Limited has the sole power to vote 0 Common Shares and the shared power to vote 2,438,199 Common Shares. C.K. Limited has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,438,199 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Statement.

(c.) To the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 26, 2010, Golden Ocean entered into an agreement, which is attached hereto as Exhibit B, to sell the Golden Zhejiang to the Issuer for a sale price of $65.0 million, which consisted of cash in the amount of $47.0 million and 973,684 restricted Common Shares.  Pursuant to that agreement Golden Ocean may not sell or otherwise transfer those 973,684 restricted Common Shares until the earlier of April 27, 2011 or the date on which such Common Shares are registered under the Act.

To the best knowledge of the Reporting Persons, other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Undertaking.

Exhibit B – Share Sale and Purchase Agreement dated October 26, 2010.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011

GOLDEN OCEAN GROUP LIMITED

By: /s/ Herman Billung
------------------------------------------
Name:   Herman Billung
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
------------------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
------------------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
------------------------------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
------------------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of common stock of Knightsbridge Tankers Limited to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: February 7, 2011

GOLDEN OCEAN GROUP LIMITED

By: /s/ Herman Billung
-------------------------------------------
Name:   Herman Billung
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
-------------------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
-------------------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
-------------------------------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
-------------------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

EXHIBIT B

SHARE SALE AND PURCHASE AGREEMENT DATED OCTOBER 26, 2010.

SHARE SALE AND PURCHASE AGREEMENT

between
Golden Ocean Group Limited
as Seller
and
Knightsbridge Tankers Limited
as Buyer

regarding the shares in Golden Zhejiang Inc,

SHARE SALE AND PURCHASE AGREEMENT

This share sale and purchase agreement (the "Agreement") is entered into on 26 October 2010 between:

(1)	Knightsbridge Tankers Limited, a company established in Bermuda with registration no. EC 22353 (the "Buyer"); and

(2)	Golden Ocean Group Limited, a company established in Bermuda with registration no. 36066 (the "Seller"); and

1.	BACKGROUND

1.1	The Seller owns 100 per cent of the issued share capital of Golden Zhejiang Inc. (the "Company"), consisting of 500 shares, without par value (the "Shares");

1.2	The Company is a corporation established in Liberia with registration number C-109941, its only business is to own and operate the vessel "Golden Zhejiang" (the "Vessel");

1.3	The Vessel's details are:

Classification Society/Class	ABS
Flag: Hong Kong	Place of Registration: Hong Kong
Built in 2010 by Jinhaiwan	IMO Number: 944619
Call sign: VRHH9	Grt/Nrt: 91,971/59,546

1.4	The Buyer is listed on the NASDAQ Stock Exchange.

1.5	The Buyer wishes to purchase the Vessel and the Parties have agreed that the Buyer will acquire the Shares, thereby indirectly obtaining ownership of the Vessel.

1.6	The purpose of this Agreement is to set out the terms and conditions upon and subject to which the Buyer will acquire the Shares from the Seller.

2.	CONDITION

If the sale and purchase of the Shares has not been completed by 31 December 2010, this Agreement shall cease to have effect, the sale of the Shares shall not proceed, and neither Party shall have any claim against the other.

3.	SALE AND PURCHASE

3.1	Sale and Purchase

Upon the terms and subject to the conditions of this Agreement, the Seller hereby agrees to sell and transfer the Shares to the Buyer, and the Buyer will purchase and acquire all rights and title to the Shares from the Seller. The Shares will be delivered to the Buyer at the Closing (as defined below).

Through the sale and purchase of the Shares, the Buyer will indirectly acquire all of the Company's assets, rights and liabilities in the Vessel.

3.2	Purchase Price

The consideration for the Shares shall be a combination of cash and shares in the Buyer.

3.2.1	Cash Consideration

The cash element of the purchase price is USD 47,000,000 (the "Cash Consideration"), which shall be payable in full by the Buyer at the Closing.

3.2.2	Non cash Consideration

The non cash consideration shall have a value of USD 18,500,000 and shall consist of the issuance to the Seller of 973,684 shares in the Buyer based on a share price of USD 19 per share (which amount per share is the same as the price per share in the most recent public offering of the Buyer) (the "Consideration Shares").

The Consideration Shares may not be traded by the Seller until the date which is 6 months from their issue, or such earlier date as they may be registered.

3.3	Closing

Completion of the sale and purchase of the Shares (the "Closing") shall take place in Oslo at a venue of the Seller's choice on a date to be agreed (the "Closing Date").

3.4	The Buyer's Obligations at the Closing

At the Closing, the Buyer shall:

(i)	deliver documentary evidence that the Cash Consideration has been irrevocably transferred to the Seller's nominated bank account;

(ii)	deliver all documents and take such actions as are required to be taken by a buyer of shares in a Liberian corporation;

(iii)	procure that the Consideration Shares are allotted to the Seller.

3.5	The Seller's Obligations at the Closing

At the Closing, the Seller shall:

(i)
deliver all documents and take such actions as are required to be taken by a seller of shares in a Liberian corporation, and procure that the Company also take all required actions to approve the transfer, including but not limited to (i) approval of the transfer by the board of directors of the Company, and (ii) cancellation of Share Certificate No. 1 in the name of the Seller, and the issue of a new share certificate in the name of the Buyer.

3.6	Joint obligations at Closing

At the Closing the Parties will each take such steps as are required of them to procure that the existing board of directors of the Company be replaced with a new board of directors comprising Kate Blankenship, Ola Lorentzon, and Georgina E. Sousa. Ola Lorentzon will be President, Kate Blankenship will be Vice
President, Georgina E. Sousa will be Treasurer/Secretary, and an additional officer will be Colleen E. Simmons who will be Assistant Secretary.

4.	ACTIONS PENDING CLOSING

4.1	Conduct of Business of the Company Prior to the Closing Date

Except as contemplated by this Agreement or with the prior written consent of the Buyer between the date hereof and the Closing Date, the Seller will procure that:

(i)	the Company will not amend its organisational documents, or effect any reclassification or other change relating to the Shares;

(ii)	the Company will not declare, set aside or pay any dividend or other distribution with respect to the Shares;

(iii)	the Company will conduct its business in the ordinary course and consistent with past practice;

(iv)	the Company will not change the arrangements with regard to management or operation of the Vessel, nor enter into any new agreements relating to the Vessel;

(v)	the Company will not enter into any employment or consultancy agreements; and

(vi)	the Company will maintain all current insurance policies in force for it or the Vessel.

5.	ADJUSTMENT OF THE PURCHASE PRICE

Clause 3.2 of the Agreement provides for the purchase price which is a combination of cash and non cash consideration, in total USD 65,500,000. The Parties acknowledge that this represents the value of the Vessel. Prior to the Closing certain advance payments may be made in respect of the Vessel either by the Company or by the Seller, and charter hire will be received by the Company or the Seller from [NAME OF CHARTERER INTENTIONALLY OMITTED] under the Time Charter (as defined in Clause 7.4. below). To adjust for and apportion these payments and prepayments the Parties have agreed a post Closing adjustment on the terms set out herein.

In this Clause "Expenses" means payments in respect of insurance of the Vessel, lubricating oils onboard the Vessel, management fees and other operating costs relating to the Vessel. "Income" means all freight, charter hire income or payments of any nature under the Time Charter or as a consequence of the operation of the Vessel.

The Parties agree to apportion Expenses and Income so that the Seller shall be responsible for Expenses and shall have the benefit of Income for the period up to and including 12:00 CET on the Closing Date, and the Buyer shall be responsible for Expenses and shall have the benefit of Income for the period after 12:00 CET on the Closing Date.

The Seller shall as a post-closing matter prepare a pro contra statement of Expenses and Income (the "Statement") showing how much is attributable to the Seller and how much to the Buyer, and shall deliver the Statement to the Buyer for approval. The Buyer shall review the Statement and shall be entitled to propose changes if it disagrees with the amounts shown. The Parties shall together agree the final approved Statement. If the Parties cannot agree, the auditors of the Buyer shall determine the Statement and their decision shall be binding on the Parties. The costs of the auditors shall be shared.

A payment shall be made by the Seller to the Buyer, or the Buyer to the Seller, to reflect the apportionment of Expenses and Income as shown in the Statement. Subject to the paragraph below, if this results in an additional payment to the Seller it shall be deemed to be an increase in the purchase price for the Company, and if this results in a repayment to payment to the Buyer it shall be deemed to be a decrease in the purchase price for the Company.

To the extent any Expenses have been paid by the Seller on behalf of the Company, and this shall have resulted in an inter group debt as between the Seller and the Company, any payment to the Seller in connection with the Statement shall be treated as a repayment of the inter group debt.

6.	REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Buyer as follows, as at the date hereof and repeated as at the Closing Date.

6.1	Organisation

The Company is a corporation duly organised and validly existing under the laws of Liberia.

6.2	Authority; No Conflict

Neither the execution nor delivery of this Agreement nor the consummation or performance of any of the transaction contemplated hereby will conflict with or violate (a) any provision of the organisational documents of the Seller, or (b) any resolution adopted by the board of directors or the shareholder of the Company.

No filing or registration with, no notice to and no permit, consent or approval from any governmental body is necessary for the execution and delivery by the Seller of this Agreement.

6.3	Share Capital; Title

The share capital of the Company is 500 non-assessable shares of the capital stock, without par value. The Shares are owned by the Seller and at the Closing the Seller will transfer the Shares to the Buyer free from encumbrances.

No options, warrants or other rights giving access to the share capital of the Company have been issued or will be issued by the Company up to the Closing Date.

6.4	The Vessel

The Company owns the Vessel, free from encumbrances. The information about the Vessel set out in Clause 1.3 is correct. The Vessel is hired to [NAME OF CHARTERER INTENTIONALLY OMITTED] under a time charter party agreement dated 24 February 2010 (the "Time Charter"), as novated by Nomination and Novation Agreement to be entered into between the Seller, the Company, and the charterer pursuant to which the Company is nominated as the owner of the Vessel under the Time Charter and the rights and obligations under the Time Charter are transferred (by novation) to the Company. Copies of the Time Charter and the draft Nomination and Novation Agreement have been provided to the Buyer.

On the Closing Date the Vessel shall be within IWL trading limits.

On the Closing Date the Vessel will be free from encumbrances, mortgages and maritime liens or any other debts whatsoever, other than the charter in respect of its hire to [NAME OF CHARTERER INTENTIONALLY OMITTED].

6.5	Accounts

Since the Company was established on 7 May 2007 it has prepared its accounts accurately and correctly in all material respects, and in accordance with applicable accounting principles.

6.6	Taxes

6.6.1	The Company has filed all tax returns that are or were required to be filed, and the tax returns are true, correct and complete.

6.6.2	All taxes that have become due and payable by the Company have been paid.

6.7	Material Agreements

6.7.1
The Seller has disclosed to the Buyer all material agreements entered into by the Company. All of the material agreements are in full force and effect, and are listed in Schedule 1. To the extent that they were not originally entered into between the Company and relevant third party (or parties) all rights and obligations in the Material Contracts have been legally transferred to the Company (by novation or as otherwise required).

6.8	Subsidiaries and Minority Interest Companies

6.9	The company has no subsidiaries or interests in other companies or entities.

6.10	Employees

The Company has no employees.

6.11	Litigation

There is no claim, action, suit or proceeding pending against the Company before any court, arbitrator or any governmental body.

6.12	Compliance with Laws

The Company is, and has at all times been, in all material respects, in compliance with all applicable laws and regulations.

6.13	Insurance

The Company has in place all insurances required by law to be effected by it.

6.14	Assets

Other than the Vessel the Company has no other assets.

6.15	Environmental Matters

6.16
The Company holds and fully complies with all requisite environmental permits for its business, The Vessel holds and has fully complied with all environmental permits for its operation. The Vessel has not disposed of, discharged, released, placed, dumped or emitted any hazardous substances. The Seller has not received any communication indicating it or the Vessel is or may be in violation of any environmental laws or environmental permits.

7.	COMPENSATION

7.1	Compensation by the Seller

7.1.1	Subject to the Buyer's duty to mitigate its loss the Seller agrees to compensate the Buyer:

(i)	for any direct loss which the Buyer suffers or incurs due to any breach by the Seller of any of the warranties set out in Clause 6 of this Agreement; and

(ii)	for any direct loss relating to the operation of the Vessel (including but not limited to oil spills) in the period up to 12:00 CET on the Closing Date,

No claim shall be made by the Buyer against the Seller, and the Seller shall have no liability in respect of any loss which arises as a result of an act of or omission by the Buyer or the Company after the Closing Date.

8.	TERMINATION

If the Closing has not taken place by 31 December 2010 either Party may terminate this Agreement by notice to the other, and neither Party shall have any claim against the other.

9.	NOTICES

Any notice required to be given under this Agreement by either Party shall be in writing and shall be deemed to have been given if mailed by prepaid registered mail, sent by facsimile or e-mail or delivered to the address of the other Party as set out below:

If to the Seller to:

c/o Golden Ocean Management AS
P.O.Box 2005 Vika 0125 Oslo
Norway
Phone: +47 22 01 73 40
Fax: +47 22 01 73 59
Email :chartering@goldenocean.no
Attention: Jon Flaaten

If to the Buyer, to:

c/o Frontline Management AS
Finance department
P.O.Box 1327 Vika
0112 Oslo
Norway
Phone: +47 23 11 40 00
Fax: +47 23 11 40 44
Email : aage.ostern0frontmgt.no
Attention: Aage Ostern

10.	ASSIGNMENTS

No Party may assign any of its rights under this Agreement without the prior written consent of the other Party.

11.	AMENDMENTS

The Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Seller and the Buyer with respect to the company and the Vessel.

This Agreement may only be amended by a written instrument signed by the duly authorised representative of each Party hereto.

12.	GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Norway.

13.	ARBITRATION

The Parties shall seek to solve through negotiations any dispute arising out of or relating to this Agreement, or the breach, termination or invalidity hereof.

If the Parties fail to solve any such dispute by written agreement within 20 Business Days after the Sellers or the Buyer has requested such negotiations by notice to the other Party or Parties, such dispute shall be finally settled by arbitration in Oslo in accordance with the Norwegian Arbitration Act dated 14 May 2004, No. 25 as amended or replaced from time to time.

The arbitration shall be conducted in English unless the Parties agree otherwise. The arbitration and the arbitration award shall be kept confidential.

This Agreement has been executed in two originals, one for each Party.

For and on behalf of the Seller		For and on behalf of the Buyer:

Signature:	/s/ Herman Billung	Signature	/s/ Aage Kr. Ostern

Name in block letters:	Herman Billung	Name in block letters:	Aage Kr. Ostern
Title:	Director	Title:	Attorney-in-Fact